Peter Seligson To Call Writer Directly: +1 212 446 4756 peter.seligson@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

June 27, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Stacey K. Peikin

                      Lilyanna Peyser

                      Tony Watson

                      Adam Phippen

Re:	Vector Holding, LLC

Amendment No. 3 to Registration Statement on Form S-4

Filed June 13, 2022

File No. 333-262203

Ladies and Gentlemen:

On behalf of our client, Vector Holding, LLC (the “Registrant”), we set forth below the Registrant’s response to the letter, dated June 24, 2022, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Amendment No. 3 to Registration Statement on Form S-4 filed by the Registrant on June 13, 2022 (the “Registration Statement”).

In order to facilitate your review, we have restated the Staff’s comments in this letter, and we have set forth the Registrant’s responses immediately below the Staff’s comments.

In addition, the Registrant has revised the Registration Statement in response to the Staff’s comments and is filing an amendment to the Registration Statement (the “Amendment”) concurrently with this letter, which reflects the revisions and clarifies certain other information. The page numbers in the text of the Registrant’s responses correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Austin Bay Area Beijing Boston Brussels Chicago Dallas Hong Kong Houston London Los Angeles Munich Paris Salt Lake City Shanghai Washington, D.C.

Securities and Exchange Commission June 27, 2022 Page 2

Amendment No. 3 to Form S-4 filed June 13, 2022

Certain Engagements in Connection with the Business Combination and Related Transactions, page 158

1.	Staff’s comment: We note your disclosure in the last paragraph on page 158 that "Each of Redburn (USA) LLC, Loop Capital Markets LLC and The Benchmark Company, LLC was engaged by CCNB to act as a capital markets advisor." For each of these advisors, please expand the disclosure to include a description of the role of the financial advisor in the de-SPAC transaction.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 157 of the Amendment.

General

2.	Staffs comment: We note the revised legal opinion, Exhibit 5.1, in response to comment 2. Please revise to disclose the purpose and scope of your reliance on the Maples and Calder opinion, and give us your analysis of whether you need to file the Maples and Calder opinion as an exhibit to the registration statement, refer to Maples & Calder in your disclosure and/or file a consent of Maples and Calder as an exhibit. Refer to Staff Legal Bulletin No. 19 for further guidance.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised Exhibit 5.1 of the Amendment. The Registrant has also filed the Maples and Calder Opinion as Exhibit 5.2 of the Amendment, has filed the Maples and Calder Consent as Exhibit 23.4 of the Amendment and has revised the disclosure on page 343 of the Amendment.

Securities and Exchange Commission June 27, 2022 Page 3

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned (by telephone at (212) 446-4756 or by email at peter.seligson@kirkland.com).

Sincerely,

/s/ Peter Seligson
Peter Seligson

VIA EDGAR

cc:	Chinh E. Chu Vector Holding, LLC Craig Peters Getty Images, Inc. James R. Griffin Kyle C. Krpata Weil, Gotshal & Manges LLP